Filed by Alumis Inc.

pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ACELYRIN, INC.
Commission File No.: 001-41696

Date: April 30, 2025

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 6, 2025, as amended on April 20, 2025, among Alumis Inc., a Delaware corporation (“Alumis”), ACELYRIN, Inc., a Delaware corporation (“ACELYRIN”), and Arrow Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Alumis (“Merger Sub”) (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into ACELYRIN and ACELYRIN will continue as the surviving corporation and direct wholly owned subsidiary of Alumis.

Transform Therapies. Reimagine Lives. April 2025 Corporate Presentation

2 © Alumis Forward - Looking Statements This presentation contains forward looking statements within the meaning of federal securities laws, including the “safe harb or” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates a nd expectations of management of Alumis Inc. (“Alumis”) and ACELYRIN, Inc. (“ACELYRIN”) in light of historical results and trends, current conditions and potential future developmen ts, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. T he inclusion of forward - looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expec t,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “f or ecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward - looking statements. All statements, other than statements of historical facts, including express or impl ied statements regarding the proposed transaction; the conversion of equity interests contemplated by the agreement and plan of merger, dated as of February 6, 2025, as amended on Apr il 20, 2025, by and among the parties (the “merger agreement”); the issuance of common stock of Alumis contemplated by the me rge r agreement; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various clo sing conditions; the expected benefits of the proposed transaction; the sufficiency of the combined company’s capital resourc es; the combined company’s cash runway, which is preliminary, unaudited and subject to change; the competitive ability and position of the combined company; the clinical pipe lin e of the combined company; and any assumptions underlying any of the foregoing, are forward - looking statements. Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a tim ely basis or at all, which may adversely affect Alumis’ and ACELYRIN’s businesses and the price of their respective securities; ( ii ) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis’ stockholders a nd ACELYRIN’S stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (i ii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis’ or ACELYRIN’s ability to attract, motivate, retain and hire key per son nel and maintain relationships with partners, suppliers and others with whom Alumis or ACELYRIN does business, or on Alumis’ or ACELYRIN’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis’ and ACELYRIN’s ongoing business ope rat ions; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed t ran saction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) t he occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, includ ing in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impa ct Alumis’ or ACELYRIN’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anti cip ated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, compe tit ive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction ; ( xii) the risk that integration of the proposed transaction post closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from th e t ransaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis’ and ACELYRIN’s business model and strategic plans for product candidates and pipe lin e, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing an d new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and ACELYRIN’s product candidates and any future product candidates, in cluding conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and ACELYRIN’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and ACELYRIN’s current or future product candidates, and any rel ate d restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rat e and degree of market acceptance) and pricing and reimbursement of Alumis’ and ACELYRIN’s product candidates, if approved, and their respective abilities to compete with thera pie s and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collabo rat ions, partnerships, licensing or other arrangements and the performance of third party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and ma intain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to succe ssf ully integrate ACELYRIN’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials. These risks, as well as other risks related to the proposed transaction, are described in the registration statement on Form S - 4 (the “registration statement”) and a joint proxy statement/prospectus of Alumis and ACELYRIN included therein (the “joint pro xy statement/prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2025 in connection with the proposed transaction. While the list of factors pres ent ed here and the list of factors presented in the registration statement are considered representative, no such list should be co nsidered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from t hos e described in the forward - looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other fili ngs with the SEC, including the risk factors identified in Alumis’ and ACELYRIN’s most recent Annual Reports on Form 10 - K, as amended. The risks and uncertainties described above and in t he SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective busi nes ses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Reade rs are urged to consider these factors carefully in evaluating these forward - looking statements, and not to place undue reliance on any forward - looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents Alumis and ACELYRIN file fro m time to time with the SEC. The forward - looking statements included in this presentation are made only as of the date hereof. Alumis assumes no obligation a nd does not intend to update these forward - looking statements, even if new information becomes available in the future, except a s required by law. This presentation contains trademarks, service marks, trade names and copyrights of Alumis and other companies which are the pro perty of their respective owners. This presentation discusses product candidates that are under clinical study and which have no t yet been approved for marketing by the U.S. Food and Drug Administration. No representation is made as to the safety or effectiveness of these product candidates for the uses fo r which they are being studied. This presentation also contains estimates and other statistical data made by independent part ies and by us relating to market size and growth and other data about our industry. These data involve a number of assumptions and limitations, and you are cautioned not to give undue wei ght to such estimates. We have not independently verified the data generated by independent parties and cannot guarantee thei r a ccuracy or completeness. In addition, projections, assumptions, and estimates of our future performance and the future performance of the markets in which we operate are necess ari ly subject to a high degree of uncertainty and risk. Additional Information and Where to Find It In connection with the proposed merger, Alumis has filed with the SEC the registration statement, which includes the joint pr oxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy statement/pros pe ctus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND ACELYRIN ARE URGED TO READ THE JOIN T P ROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WIL L BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. I nve stors and security holders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed by Al umis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Alu mis will be available free of charge under the SEC Filings heading of the Investor Relations section of Alumis’ website at ht tps ://investors.alumis.com/. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings heading of the Investor Relations se cti on of ACELYRIN’s website at https://investors.acelyrin.com/. Participants in the Solicitation Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitatio n o f proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in Alu mis’ Annual Report, as amended, on Form 10 - K/A, which was filed with the SEC on April 23, 2025. Information about ACELYRIN’s directors and executive officers is set forth in ACELY RIN ’s Annual Report on Form 10 - K, which was filed with the SEC on March 19, 2025. Stockholders may obtain additional information re garding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding th e proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully before mak ing any voting or investment decisions. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitat ion of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or s al e would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the re quirements of Section 10 of the Securities Act of 1933, as amended.

© Alumis 3 Creating Well Capitalized Company with Multiple Upcoming Expected Development Milestones and Extended Runway into 2027 〉 Creates a late - stage clinical biopharma company dedicated to innovating, developing and commercializing transformative therapies for immune - mediated diseases 〉 Differentiated pipeline with multiple upcoming milestones expected, including: 〉 Topline data from Phase 3 ONWARD trials for Alumis ’ ESK - 001 in moderate - to - severe plaque psoriasis expected for readout in 1Q 2026 〉 Topline data from Phase 2b LUMUS trial in systemic lupus erythematosus on track for readout in 2026 〉 Phase 2 clinical trial initiation for Alumis ’ A - 005 in MS 〉 Addition of lonigutamab , a subcutaneously delivered anti - IGF - 1R for thyroid eye disease (TED), with committed capital for a clinical development plan to evaluate its potential differentiation 〉 Pro forma cash of ~$737 million as of December 31, 2024, provides runway into 2027 beyond multiple expected clinical readouts 〉 Combined company to benefit from world - class leadership team with proven record of operating discipline and capital efficiency

Late - Stage Pipeline with Multiple Near - Term Catalysts 4 © Alumis 〉 Post transaction close, we expect to evaluate lonigutamab’s promising potential differentiation profile in TED with approximately $25 - 50M of committed capital and the combined expertise of Alumis and the lonigutamab team ANTICIPATED MILESTONES DEVELOPMENT PHASE 3 PHASE 2 PHASE 1 PRECLINICAL TARGET 1Q 2026 : Phase 3 topline data Moderate - to - Severe Plaque Psoriasis ( PsO ) ESK - 001 (TYK2) 2026: Phase 2b topline data Systemic Lupus Erythematosus (SLE) Other suitable development opportunities for ESK - 001 include expanded Psoriasis indication, and/or other immunological indications outside the CNS Add’l indications TBD PsA, IBD, etc. Clinical Development Plan to be finalized mid - 2025 Thyroid Eye Disease (TED) Lonigutamab (anti - IGF - 1R) 2025: Initiate Phase 2 in MS 2026: Phase 2 topline data Multiple Sclerosis (MS) A - 005 (TYK2) Expanded opportunities for A - 005 include other neuroinflammatory or neurodegenerative indications Add’l indications TBD PAR, AD, etc . YE25: New clinical candidate Undisclosed IRF5, Additional Targets

x x © Alumis 5 Recent Achievements and Anticipated Multiple Near - Term Milestones 2024 2025 2026 MAR24 APR24 JUL24 3Q24 YE24 ESK - 001 – Present Phase 2 STRIDE and OLE Data at AAD A - 005 – Phase 1 Initiation ESK - 001 – Initiate Phase 3 in PsO ESK - 001 – PsO OLE Data Update A - 005 – Phase 1 Data 1Q26 2026 2026 ESK - 001 – PsO Phase 3 Topline Data ESK - 001 – SLE Phase 2b Topline Data A - 005 – MS Phase 2 Topline Data ESK - 001 – PsO 52 - Wk Phase 2 OLE Data for Late - Breaker Presentation at AAD Alumis / Acelyrin Merger Close Finalize Plan for Lonigutamab A - 005 – MS Phase 2 Initiation IND Filing for 3rd Clinical Candidate Once - daily formulation established for ESK - 001 1Q25 2 Q25 Mid - 25 2H25 2H25 2025 x x x x

6 Alumis + ACELYRIN: A Well Characterized Late - Stage Portfolio with Significant Opportunity Genomic, proteomic and clinical insights validate and drive our Research and Development strategy and increase the probability of technical success (PTS) of our programs Experienced team with strong track record in value creation Proven Leadership High PTS Near Term Pivotal Data Large Opportunity Three highly differentiated clinical programs, (two TYK2 inhibitors and IGF - 1R inhibitor), provide strategic opportunities across a broad range of immune mediated diseases ESK - 001: Two major value inflection points expected in large indications A - 005: Potentially first - in - class fully CNS - penetrant TYK2 inhibitor expands breadth of addressable indications, including those within the CNS First - In - Class Market Maker © Alumis Differentiated MOA Lonigutamab: A next - generation subcutaneous anti - IGF - 1R with best - in - class potential in TED High efficacy oral and subcutaneous therapies provide significant market maker potential

© Alumis 7 Extensive Genetic Insights Inform TYK2 Indications 〉 TYK2 P1104A Loss - of - kinase - function variant stands out in the human genome, conferring powerful protection from broad array of immune - mediated diseases 〉 Out - sized protection conferred by carriers of two P1104A variants (homozygotes) reinforces requirement of full target inhibition to realize full therapeutic benefit 〉 No known association of P1104A with serious infections, malignancy, cardiovascular events or venothromboembolism 1 TYK2 P1104A variant protective across indications of interest 1 Raghupathy N et al. poster EADV spring symposium May 12 - 14, 2022, P110 ; 2 Dendrou 2016 TYK2 P1104A homozygotes show greater disease protection 2 Heterozygotes Carrier of 1 allele Homozygotes Carrier of both alleles Protective Susceptible Protective Susceptible OR (Minor Allele)

© Alumis 8 Maximal Target Inhibition Led to 15 - 20% Increase in Clinical Response (PASI) Maximal Target Inhibition Maintained Across 24 - hour Dosing Period ( Phase 1 multidose trough PK) Clinical Outcomes at 28 Weeks (OLE Phase 2, PASI as observed) 1 10 100 1000 0 2 4 6 8 10 12 14 ESK - 001 Mean Trough Concentration (ng/mL) Time (days) IC90 IC50 10 mg QD 20 mg QD 20 mg BID 30 mg BID 40 mg BID 60 mg QD Patients with Response (%) 72.9 47.1 20 93 71.8 35.2 0 20 40 60 80 100 PASI 75 PASI 90 PASI 100 40 mg QD 40 mg BID

9 ESK - 001 and A - 005: A Highly Differentiated TYK2i Portfolio Phase 3 dose fully inhibits TYK2 by every measure in skin and blood* 〉 Maximal Target Inhibition Long term PASI and sPGA response rates competitive with high efficacy biologics 〉 High Response Oral No major safety signals to date with up to two years of active therapy 〉 Long Term Safety Significant and prolonged cerebral spinal fluid (CSF) exposure 〉 Full CNS Penetration High peripheral and CSF exposure achieves maximal target inhibition 〉 Maximal Target Inhibition Chronic tox ongoing, CMC and clinical pharmacology support Phase 2 〉 Phase 2 Ready ESK - 001 A - 005 © Alumis *in vitro HWB, ex vivo Ph1 PD assays in HV, and RNAseq of Ph2 PsO patients

TYK2 Class has Extensive Validation with Substantial Market Potential Across Immune - Mediated Diseases Ongoing trials: includes Alumis and other company clinical trials; Publicly disclosed indications for TYK2, Market size estimates for 2030 worldwide Biologic Rationale Genetic Evidence Ongoing Trial Clinical POC Market Size 1 Indication >$25B Plaque Psoriasis >$9B Psoriatic Arthritis >$4B Systemic Lupus >$9B Ulcerative Colitis >$13B Crohn’s Disease >$2B Cutaneous Lupus >$6B Ankylosing Spondylitis >$30B Multiple Sclerosis >$33B Rheumatoid Arthritis >$8B Juvenile RA >$20B Others >$150B Market Size Total 1. GlobalData , market research reports 10 © Alumis

ACELYRIN’s Lonigutamab A Next - Generation Subcutaneous Anti - IGF - 1R Therapy With Best - in - Class Potential in TED 11 Lonigutamab Development Plan 〉 Capital Investment: Initial commitment of approximately $25 - $50M to evaluate potential differentiation in TED. Investment has been included in plan for cash runway into 2027 〉 Development Plan: Goal is to design well - informed clinical development plan to assess and maximize the opportunity for lonigutamab . Intend to utilize the combined companies’ deep scientific, development, and program expertise – Acelyrin lonigutamab program team of at least 20 people expected to join Alumis (clinical, CMC and regulatory) – Alumis ’ Chief Commercial Officer has significant commercial experience in the TED space 〉 Timing: Combined company expected to finalize most informed and capital efficient clinical development program following the closing of the merger Best - In - Class Potential 〉 Uniquely differentiated MOA: non - competitively binding IGF - 1R antagonist in TED 〉 Robust and compelling Phase 1/2 clinical data that may enable selection of dose that optimizes efficacy and safety 〉 Potential for commercially attractive product profile with IV - like efficacy and reduced safety barriers for adoption © Alumis

ESK - 001: TYK2i Achieving Maximal Target Inhibition

ESK - 001 is a next - generation TYK2i with differentiated profile for oral treatment in psoriasis Psoriasis: Large Market with Significant Unmet Need for High Efficacy Oral 1. National Psoriasis Foundation. ~16M patients worldwide with moderate - to - severe disease. 2. 2030 estimates from GlobalData report 13 〉 ~8M adults have plaque psoriasis in the United States , 1.5M with moderate - to - severe disease 1 〉 Treatment dominated by injectable biologics and sub - effective orals – Less than 10% of diagnosed patients receive an injectable biologic 〉 Introductions of high efficacy orals are poised to drive market growth PLAQUE PSORIASIS ~16M MODERATE - TO - SEVERE PATIENTS WORLDWIDE 1 $25B+ GLOBAL MARKET 2 © Alumis

1 National Psoriasis Foundation 2 IQVIA Analysis, Stable and eligible newly diagnosed patients from April 2021 – March 2022 utilized for longitudinal analysis; all patients have at least 24M of look forward post - Dx * Last data March 2024; product and market dynamics since March 2024 not reflected here 14 Psoriasis: 92% of Diagnosed Psoriasis Patients are Not Treated with a Biologic Therapy* ~ 11% of diagnosed patients receive suboptimal oral therapy 〉 Capture share with high efficacy oral drug 〉 Expand oral market Only ~ 8% of diagnosed patients receive high efficacy biologics 〉 Tap into needle phobia 〉 Potential for oral maintenance post injectables Additional opportunity for patients with preference for oral therapy with easy to use oral © Alumis Many patients are sub - optimally treated with topicals, HCP desire to treat “early and hard” 〉 Large market maker opportunity for shift from episodic to chronic therapy 〉 Need for easy - to - use high efficacy oral therapy Untreated, Light Therapy 29% Treated 2 71% Dx PsO Patients 1 ~8M Topicals 2 77.5% Systemics 2 22.5% SOTYKTU 2 (1%) OTEZLA 2 (22%) MTX 2 (28%) ORAL Others 2 (4%) TREMFYA 2 (12%) HUMIRA 2 (13%) SKYRIZI 2 (20%) INJECTABLE

*p<0.05; **p< 0.005; ***p<0.001 . P - value is comparing proportion in each active arm vs placebo using the Cochran - Mantel - Haensze l test adjusted for stratification factors (prior use of biologics and geographic region (North American vs. ROW)). © Alumis 15 STRIDE Met Primary and Secondary Endpoints with High Statistical Significance and Dose Dependency at Week 12 ( PASI 75: p < 0.001) Dose Dependent Response Observed Increasing Response Trajectory for PASI 75 0% 2.7% 5.4% 12.8% 52.8% 64.1% 0% 20% 40% 60% 80% 100% 0 4 8 12 0.0 0.0 0.0 19.4 0.0 0.0 33.3 11.1 0.0 56.4 25.6 7.7 56.4 25.6 10.3 64.1 38.5 15.4 PASI-75 PASI-90 PASI-100 Proportion of Patients with Response (%) Response Criteria *** *** *** *** ** * *** *** *** * * Weeks Proportion of Patients with Response (%) 40 mg BID (N=39) 20 mg BID (N=39) 40mg QD (N=39) 20 mg QD (N=36) 10 mg QD (N=36) Placebo (N=38)

Overall (N=227) 40 mg BID (N=39) 40 mg QD (N=39) 20 mg BID (N=39) 20 mg QD (N=36) 10 mg QD (N=36) Placebo (N=38) 110 (48.5) 25 (64.1) 19 (48.7) 18 (46.2) 14 (38.9) 19 (52.8) 15 (39.5) Subjects with ≥1 TEAE 5 (2.2) 0 1 (2.6) 3 (7.7) 0 1 (2.8) 0 Subjects with ≥1 SAE 0 0 0 0 0 0 0 Subjects with treatment related SAEs 0 0 0 0 0 0 0 Deaths 5 (2.2) 1 (2.6) 2 (5.1) 0 2 (5.6) 0 0 Subjects with TEAE leading to treatment discontinuation Most frequent TEAEs 14 (6.2) 3 (7.7) 4 (10.3) 3 (7.7) 2 (5.6) 0 2 (5.3) Headache 10 (4.4) 3 (7.7) 2 (5.1) 1 (2.6) 2 (5.6) 2 (5.6) 0 Upper resp. tract infection 10 (4.4) 3 (7.7) 1 (2.6) 1 (2.6) 0 2 (5.6) 3 (7.9) Nasopharyngitis 16 STRIDE: ESK - 001 was Well Tolerated at All Dose Levels Safety Summary at Week 16 Note: No Major Adverse Cardiac Events (MACE), serious infections, cytopenias , treatment related thromboses or concerning lab/ECG trends were observed. TEAE: treatment emergent adverse event. Most frequent TEAEs: ≥3 patients where occurrence greater in active group vs. placebo. © Alumis

17 Safety Profile of ESK - 001 at Week 52: No Significant Safety Findings Throughout 52 Weeks Overall (N=164) ESK - 001 40 mg BID* (N=147) ESK - 001 40 mg QD (N=82) EAIR n (%) EAIR n (%) EAIR n (%) 108.18 108 (66) 102.33 73 (50) 122.76 50 (61) Subjects with ≥ 1 TEAE 3.29 6 (4) 3.39 4 (3) 3.10 2 (2) Subjects with ≥ 1 TE SAE 1 15.70 26 (16) 13.83 15 (10) 20.19 12 (15) Subjects with TEAE related to study drug 2.17 4 (2) 1.67 2 (1) 3.10 2 (2) Subjects with SAE related to study drug - 0 - 0 - 0 Subjects with TEAE leading to death 3.26 6 (4) 4.19 5 (3) 1.55 1 (1) Subjects with TEAE leading to study drug discontinuation 2 4.42 8 (5) 5.12 6 (4) 4.66 3 (4) Subjects with TEAE ≥ Grade 3 8.09 9.20 5.71 6.17 14 (9) 16 (10) 10 (6) 11 (7) 5.15 11.66 4.28 6.88 6 (4) 13 (9) 5 (3) 8 (5) 16 . 88 4.71 8.28 4.74 10 (12) 3 (4) 5 (6) 3 (4) Most frequent TEAEs (≥5% in any treatment group) Nasopharyngitis Upper respiratory tract infection Headache COVID - 19 Data are based on the safety analysis population (all treated patients). Safety data displayed are based on 06 SEP 2024 data cut of ongoing OLE study. *Includes subjects who were randomized to ESK - 001 40 mg BID from the start of OLE and who switched from 40 mg QD to 40 mg BID. 1 TE SAE: inflammatory arthritis, asthma exacerbation, cellulitis, peritonsillar abscess, septic shock, sepsis, non - small cell lung carcinoma, renal ce ll carcinoma. 2 40 mg QD: non - small cell lung carcinoma ; 40 mg BID: dyspepsia, hypersensitivity, osteomyelitis, pruritus, renal cell carcinoma. TEAE, treatment - emergent adverse event; SAE, serious adverse event; EAIR, exposure - adjusted incidence rate per 100 patient years .

OLE BID: Significant Increases in PASI Responses with Continued Exposure with Progressive Achievements in PASI 100 Patient Achieving PASI - 75 (AO) (%) Patient Achieving PASI - 90 (AO) (%) Patient Achieving PASI - 100 (AO) (%) 18 OLE Treatment: ESK - 001 40 mg BID 66 72 71 72 74 82 82 82 As Observed Open Label Extension 40 mg BID Washout STRIDE 20 mg BID 40 mg QD 40 mg BID Placebo Patient with Response (%) 100 80 60 40 20 0 0 Baseline Wk 2 Wk 4 Wk 8 Wk 12 Wk 16 Wk 28 VISIT > *Data as of Sept 6 th , 2024 Wk 40 Wk 52 Day 1 Parent Wk 12 NUMBER OF SUBJECTS 46.3 23.2 53.7 24.4 11.0 0.0 6.1 35.2 71.8 93.0 90.3 56.9 34.7 89.2 58.1 29.7 38.9 69.4 90.3 47.0 72.7 89.4 © Alumis

19 Patient Achieving PASI - 75 ( mNRI ) (%) Patient Achieving PASI - 90 ( mNRI ) (%) Patient Achieving PASI - 100 ( mNRI ) (%) Patient Achieving PASI - 75 (AO) (%) Patient Achieving PASI - 90 (AO) (%) Patient Achieving PASI - 100 (AO) (%) OLE Treatment: ESK - 001 40 mg BID Open Label Extension 40 mg BID Washout STRIDE 20 mg BID 40 mg QD 40 mg BID Placebo Patient with Response (%) 100 80 60 40 20 0 mNRI : Modified Non - Responder Imputation 66 72 71 72 74 82 82 82 As Observed 80 82 81 81 82 82 mNRI 0 Baseline Wk 2 Wk 4 Wk 8 Wk 12 Wk 16 Wk 28 VISIT > Wk 40 Wk 52 Day 1 Parent Wk 12 NUMBER OF SUBJECTS 46.3 23.2 53.7 24.4 11.0 0.0 6.1 35.2 71.8 93.0 90.3 56.9 34.7 89.2 58.1 29.7 38.9 69.4 90.3 47.0 72.7 89.4 81.5 81.7 46.3 23.2 26.8 50.6 52.4 30.9 63.0 30.9 82.7 6.1 61.0 61.3 34.1 38.8 80.5 77.5 *Data as of Sept 6 th , 2024 OLE BID: Consistent Results Supporting Robustness of Methodology © Alumis

OLE Treatment: ESK - 001 40 mg BID ( mITT Analysis Set) Open Label Extension 40 mg BID Washout STRIDE 20 mg BID 40 mg QD 40 mg BID Placebo Patient with Response (%) 100 80 60 40 20 0 20 OLE: Sustained and Increasing sPGA Responses with Continued Exposure Patient Achieving sPGA 0 (A0) (%) Patient Achieving sPGA 0/1 (A0) (%) Patient Achieving sPGA 0 ( mNRI ) (%) Patient Achieving sPGA 0/1 ( mNRI ) (%) mNRI analysis: if patient discontinued due to AE or inadequate response then imputed as a non - responder; if discontinued for other r easons then imputed using LOCF Baseline Wk 2 Wk 4 Wk 8 Wk 12 Wk 16 Wk 28 VISIT > Wk 40 Wk 52 Day 1 Parent Wk 12 NUMBER OF SUBJECTS 66 72 71 72 74 80 82 82 As Observed 80 82 81 81 82 80 mNRI 51.2 65.4 63.4 67.9 38.8 61.0 61.3 11.0 33.3 32.9 34.6 6.3 34.1 38.8 6.3 39.4 76.1 72.2 37.5 68.9 36.5 11.0 51.2 38.8 38.9 68.1 47.0 71.2 *Data as of Sept 6 th , 2024 © Alumis

Based on the modified intention - to - treat analysis population. mNRI analysis: if patient discontinued due to AE or inadequate response, then imputed as a non - responder; if discontinued for other reasons, then imputed using LOCF (i.e., last observation carried forward). DLQI, Dermatology Life Quality Index; NRS, numerical rating scale. 21 Patient - reported Outcomes Throughout Week 52 for Original 40 mg BID 58.5 61.3 0 20 40 60 80 100 Proportion of Patients (%) DLQI 0/1 73.2 81.3 0 20 40 60 80 100 Proportion of Patients (%) Average pruritus NRS score <4 STRIDE W12 (N=82) OLE W52 (N=80) Robust and rapid improvements in quality of life and control of itch maintained over time STRIDE W12 (N=82) OLE W52 (N=80)

NUMBER OF SUBJECTS Washout STRIDE 20 mg BID 40 mg QD 40 mg BID Placebo Proportion with PASI - 75 Response (%) 100 80 60 40 20 0 Baseline P W12 D1 W2 W4 VISIT > Open Label Extension 40 mg BID OLE Treatment: ESK - 001 40 mg BID *Data as of September 6, 2024 W8 W12 W16 W28 W40 W52 PASI - 75 Over Time for OLE 40 mg BID Cohort by STRIDE Study Dose Includes Patients from STRIDE Placebo, 20 mg BID, 40 mg QD and 40 mg BID Cohorts ( mNRI ) ESK - 001 40mg QD ESK - 001 20mg BID ESK - 001 40mg BID Placebo 16 17 17 16 17 17 17 16 17 17 17 40mg QD ( mNRI ) 29 29 29 29 29 29 29 26 29 29 29 20mg BID ( mNRI ) 26 27 26 27 27 27 26 26 27 27 27 40mg BID ( mNRI ) 9 9 9 9 9 9 9 8 9 9 9 Placebo ( mNRI ) 22 © Alumis 94.1 93.8 94.1 58.8 58.8 0.0 81.5 79.3 66.7 66.7 85.2 75.9 11.1 55.6 41.4 0.0 66.7 55.2 0.0 0.0 0.0 77.8 77.8 88.2 87.5 77.8 79.3 76.9 72.4 79.3 77.8 80.8

© Alumis 23 Psoriasis: Current Treatment Landscape Maximal response is Achieved at Week 24 and Beyond Percent of Patients Achieving PASI - 75 Time (Weeks) Skyrizi IL - 23 Cosentyx IL - 17 Stelara IL - 12/23 JNJ2113 IL - 23 oral Sotyktu TYK2 oral Otezla PDE4 oral PASI 75 Outcomes for Recent Psoriasis Studies (79 studies, 13 molecules) ESK - 001 in OLE As Observed PASI 75 mNRI /NRI PASI 75 These data are not based on head - to - head or comparator studies. Differences exist between study designs and subject characterist ics, and caution should be exercised when comparing data across studies. ESK - 001 PASI 75 OLE Response Rates to Date in High Biologics Range

24 Psoriasis: ESK - 001 Phase 3 ONWARD Program Three Studies: Two parallel Phase 3 studies and a long - term extension (LTE) study ESK - 001, 40mg BID (N=420) Treatment Period Maintenance Placebo (N= 210 ) Wk 16 : Rollover to ESK - 001 Apremilast, 30mg BID (N=210) ESK - 001 (Open Label) ONWARD3 (Long - term extension) 2:1:1 Randomization N= 840 Wk 16 Primary EP Wk 24 End of Ph3 Wk 20 Wk 2 Wk 4 Wk 8 Wk 12 Wk 1 Baseline Week 28 Safety visit if not entering LTE ESK - 001 - 016 (ONWARD1) & ESK - 001 - 017 (ONWARD2): 〉 24 - week duration, apremilast active comparator ESK - 001 - 018 (ONWARD3) 〉 Long term extension (LTE) study, includes treatment withdrawal period In parallel, Alumis is developing a once - a - day modified release formulation for ESK - 001 © Alumis

1. Global Data, Plaque Psoriasis: Seven - Market Drug Forecast and Market Analysis Market Forecast 2023 – 2030, May 2024. © Alumis 25 Kaken Collaboration and Licensing Agreement Secures Key Market for ESK - 001 Global Commercialization Strategy Alumis - Kaken Collaboration for ESK - 001 in Dermatology in Japan 〉 Collaboration underscores ESK - 001’s commercial potential in PsO and leverages Kaken’s regional capabilities and expertise in novel dermatology treatments 〉 Non - dilutive capital extends current runway through Phase 3 PsO data readout 〉 Maintains optionality for global commercialization strategy, including potential global partnering 〉 Kaken: Specialty pharmaceutical company in Japan with strong experience in developing and commercializing novel pharmaceuticals with a focus on dermatology 〉 Upfront and Near - Term Payments to Alumis : $40M ($20M upfront, $20M in 2025 - 2026 non - contingent payments) 〉 Additional Regulatory and Commercial Milestones and Option Fees: Approx. $140M in aggregate 〉 Tiered Royalties: Low double - digits to mid - twenties on aggregate net sales in Japan 〉 Indications Covered: Dermatological indications including PsO , PsA, CLE, etc. 〉 Expansion: Options for rheumatology and GI diseases Deal Background and Terms 〉 Alumis receiving $40M near - term for Japan , <5 % of Worldwide Psoriasis Market (estimated at $600M in 2024) 1 , highlighting significant opportunity for Alumis in ROW

SLE: Ongoing Phase 2b Program (LUMUS) is Designed for Speed to Market and Probability of Clinical Success 26 〉 High unmet need for safe and effective treatment in SLE – No oral targeted treatments available at this time – Opportunity to expand into lupus nephritis, cutaneous lupus 〉 Multiple points of validation for TYK2 and associated pathways in SLE – Strong genetic rationale from P1104A loss of function mutation – Strong scientific rationale for inhibition of Type I Interferon preclinically and from Saphnelo ® – Positive Phase 2 results from competitive TYK2 molecule 〉 Ongoing global Phase 2b LUMUS trial, expected topline readout in 2026 – Designed as first of two potentially pivotal trials – Primary endpoint BICLA at week 48, target enrollment: n=388 patients – Includes OLE for long term safety database 〉 Potential for accelerated regulatory pathway with one additional confirmatory Phase 3 trial prior to seeking approval © Alumis

© Alumis 27 LUMUS Trial Incorporates Key Learnings from Past SLE Trials 〉 High placebo response rates responsible for failed SLE trials driven by: – Insufficient disease activity – Excessive concomitant medications – Incorrect/inconsistent use of composite outcome measures – Trial design and/or conduct issues (inexperienced sites, lack of enrollment and outcome adjudication processes, inadequate investigator training) 〉 LUMUS trial requires stringent disease activity criteria 〉 Enrollment and outcome adjudication processes, real time data consistency checks implemented 〉 Concomitant medications minimized; steroid taper incorporated 〉 Extensive and ongoing site training in endpoint assessments L upus Clinical D evelopment C hallenges Alumis Success F actors to Mitigate Challenges

A - 005: First - in - Class, CNS - Penetrant Allosteric TYK2 Inhibitor

29 A - 005: A First - in - Class CNS - Penetrant Allosteric TYK2 Inhibitor A Foundational Oral Immunology Drug Candidate for Neuroinflammation Achieves CSF:Plasma (free drug) ratio of approximately 1:1 〉 Fully CNS - Penetrant Achieves IC90 coverage within the CNS and peripherally over the dosing period 〉 Maximal Target Inhibition No safety signals observed in Phase 1 〉 Safety Profile Strong genetic associations of TYK2 in MS, with emerging genomic support in Alzheimer’s, Parkinson’s and ALS 〉 Genetic Validation • Targets microglia and astrocytes, key drivers of chronic neuroinflammation • Robust efficacy in multiple prophylactic and therapeutic EAE models 〉 Preclinical Validation Chronic toxicology ongoing, CMC and clinical pharmacology support Phase 2 〉 Phase 2 Readiness • Multiple Sclerosis planned as first indication to establish PoC • Broad opportunities in the neuroinflammatory/neurodegenerative space 〉 Opportunity © Alumis A - 005 was well tolerated and achieved maximal TYK2 inhibition across broad range of doses in Ph1

Once daily oral dosing initiated 1 day prior to EAE induction; Mann - Whitney U test vs vehicle, p<0.05 for 1 mg/kg (day 20 - 28), 3 mg/kg (day 20 - 28), 10 mg/kg (day 14 - 28), 30 mg/kg (day 14 - 28) (Gorman, J. A., Hundhausen , C., Kinsman, M., Arkatkar , T., Allenspach , E. J., Clough, C., West, S. E., Thomas, K., Eken , A., Khim , S., Hale, M., Oukka , M., Jackson, S. W., Cerosaletti , K., Buckner, J. H., & Rawlings, D. J. (2019). The TYK2 - P1104A Autoimmune Protective Variant Limits Coordinate Signals Required to Generate Specialized T Cell Subsets. Frontiers in immunology, 10, 44. https:// doi.org /10.3389/fimmu.2019.00044) Once daily oral dosing initiated the onset of EAE clinical signs (# enrollment period, days 10 - 13). Experience continued until each mouse had been dosed for at least 21 days (day 34). Mann - Whitney U - test vs vehicle, p<0.05 for 10 mg/kg (day 21 , 25 - 27, 29 - 32, 34), 30 mg/kg (day 18 - 34) 30 A - 005 Achieved Significant Dose - Dependent Response Preclinically In Both Prophylactic and Therapeutic EAE Models (MOG peptide) with Once - Daily Oral Dosing Therapeutic EAE Prophylactic EAE (n=10) (n=10) (n=10) (n=10) (n=10) (n=10) © Alumis 〉 Complete suppression of EAE achieved in prophylactic EAE model, and significantly effective in a therapeutic EAE model 〉 A - 005 recapitulates TYK2 human loss - of - function variant knock - in mouse EAE data

© Alumis 31 A - 005 Demonstrated Dose Dependent Plasma Exposure with Sustained and Maximal PD Effect in Phase 1 〉 A - 005 plasma exposure ( C max , AUC) increased proportional to dose, in the range of 1 to 240 mg QD dose 〉 Several higher A - 005 doses sustained in vitro pSTAT IC 90 coverage over 24h SAD Cohorts MAD Cohorts

CSF free ≥ Plasma free exposure for all timepoints from 1h postdose © Alumis 32 A - 005 Demonstrated Ability to Cross Blood - Brain Barrier with High Levels of Exposure in Cerebral Spinal Fluid (CSF) in Phase 1 PK Summary: CSF Cohort (120 mg QD) C 9h (ng/mL) C max (ng/mL) T max (h) 75 (16) 327 (0.6) 1.5 (NA) Plasma Total , m ean (SD) 7 (1.4) 29 (0.1) 1.5 (NA) Plasma Free , m ean (SD) 9 (2.7) 34 (10.9) 2.0 (NA) CSF Free , m ean (SD) 1.4 1.2 NA Ratio ( CSF free / Plasma free ) 〉 A - 005 concentration in CSF s ignificantly above IC90 levels, >4 times higher than IC 90 measured in microglia cells in vitro. CSF Cohort (120 mg QD)

Clinical Development Strategy for A - 005 33 Goal : Establish Clinical Proof - of - Concept in First Neuroinflammatory Indication by 2026 © Alumis Positive Phase 1 Clinical Trial Completed 〉 Established CSF exposure and ability to maximally inhibit TYK2 across broad range of Ph2 doses 〉 Favorable safety profile at all doses tested with no series treatment emergent adverse events Phase 2 Readiness: Nonclinical CMC and toxicology programs ready to enable Ph2 initiation in 2025 〉 Enables range of studies including treatment beyond 3 months and long - term extension studies Future Clinical Development 〉 Phase 2 study in MS patients currently expected to be initiated in 2H25 with readout in 2026 〉 Potential expansion into neurodegenerative diseases

Alumis /ACELYRIN Transaction Summary 34

1. On a fully diluted basis © Alumis 35 ACELYRIN Transaction Highlights 〉 All stock merger 〉 ACELYRIN stockholders to receive 0.4814 shares of Alumis common stock for each share of ACELYRIN common stock owned Consideration 〉 Alumis stockholders to own approximately 52% of the combined company 〉 ACELYRIN stockholders to own approximately 48% of the combined company Pro Forma Ownership 1 〉 ~$737M pro forma cash at the end of Q4 2024 〉 Expect pro forma financial plans to extend runway into 2027 Cash Position 〉 Combined company to operate under the Alumis name 〉 The combined company will be led by current Alumis executive team 〉 Alumis Board will expand to nine directors, including two additional directors from ACELYRIN’s Board Leadership 〉 Expected in the second quarter of 2025 〉 Subject to approval of Alumis and ACELYRIN stockholders and satisfaction of other customary closing conditions Transaction Closing and Conditions

Thank You! 36

Forward-Looking Statements

This presentation contains forward looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Alumis Inc. (“Alumis”) and ACELYRIN, Inc. (“ACELYRIN”) in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than statements of historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the agreement and plan of merger, dated as of February 6, 2025, as amended on April 20, 2025, by and among the parties (the “merger agreement”); the issuance of common stock of Alumis contemplated by the merger agreement; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the sufficiency of the combined company’s capital resources; the combined company’s cash runway, which is preliminary, unaudited and subject to change; the competitive ability and position of the combined company; the clinical pipeline of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Alumis’ and ACELYRIN’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis’ stockholders and ACELYRIN’S stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis’ or ACELYRIN’s ability to attract, motivate, retain and hire key personnel and maintain relationships with partners, suppliers and others with whom Alumis or ACELYRIN does business, or on Alumis’ or ACELYRIN’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis’ and ACELYRIN’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Alumis’ or ACELYRIN’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction; (xii) the risk that integration of the proposed transaction post closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis’ and ACELYRIN’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and ACELYRIN’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and ACELYRIN’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and ACELYRIN’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Alumis’ and ACELYRIN’s product candidates, if approved, and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to successfully integrate ACELYRIN’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials.

These risks, as well as other risks related to the proposed transaction, are described in the registration statement on Form S-4 (the “registration statement”) and a joint proxy statement/prospectus of Alumis and ACELYRIN included therein (the “joint proxy statement/prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2025 in connection with the proposed transaction. While the list of factors presented here and the list of factors presented in the registration statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other filings with the SEC, including the risk factors identified in Alumis’ and ACELYRIN’s most recent Annual Reports on Form 10-K, as amended. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents Alumis and ACELYRIN file from time to time with the SEC.

The forward-looking statements included in this presentation are made only as of the date hereof. Alumis assumes no obligation and does not intend to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

This presentation contains trademarks, service marks, trade names and copyrights of Alumis and other companies which are the property of their respective owners. This presentation discusses product candidates that are under clinical study and which have not yet been approved for marketing by the U.S. Food and Drug Administration. No representation is made as to the safety or effectiveness of these product candidates for the uses for which they are being studied. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the data generated by independent parties and cannot guarantee their accuracy or completeness. In addition, projections, assumptions, and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Additional Information and Where to Find It

In connection with the proposed merger, Alumis has filed with the SEC the registration statement, which includes the joint proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND ACELYRIN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed by Alumis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations section of Alumis’ website at https://investors.alumis.com/. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings heading of the Investor Relations section of ACELYRIN’s website at https://investors.acelyrin.com/.

Participants in the Solicitation

Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in Alumis’ Annual Report, as amended, on Form 10-K/A, which was filed with the SEC on April 23, 2025. Information about ACELYRIN’s directors and executive officers is set forth in ACELYRIN’s Annual Report on Form 10-K, which was filed with the SEC on March 19, 2025. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

No Offer or Solicitation

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.